EXHIBIT 99.1
                                  PRESS RELEASE


Company Contacts:
David Faulkner
Cimetrix, Inc.
dave.faulkner@cimetrix.com
Phone: (801) 256-6500
Fax: (801) 256-6510

Agency Contact:
Stew Chalmers
Positio Public Relations
stew@positio.com
Phone: (408) 453-2400
Fax: (408) 453-2405


FOR IMMEDIATE RELEASE

                Cimetrix Reports First Quarter Financial Results

SALT LAKE CITY, Utah - May 16, 2005--Cimetrix, Inc. (OTCBB: CMXX), a leading provider of factory automation software for the global semiconductor and electronics industries, today reported financial results for its first quarter ended March 31, 2005.

Sales in the first quarter increased 8% to $1,153,000 from $1,065,000 in the same quarter last year. Revenue included $779,000 in software and $374,000 in services and support - both up over prior year levels. The sales increase, which was achieved in spite of the expected decline in capital expenditures throughout the semiconductor industry, included shipments of its new connectivity product CIMPortal(TM) to three major original equipment manufacturers (OEMs) in the quarter.

Total costs and expenses increased nearly 25% in the first quarter from the prior year period as the Company invested in three initiatives expected to contribute to future growth, including expenditures on its new CIMPortal product family, development of the Japanese market and growing a complementary professional services organization. Cimetrix's commitment to being the industry leader for the new Semiconductor Equipment and Materials International (SEMI) Interface A standard led to a 46% increase in research and development expense as the Company continued its investment in the CIMPortal product family. This product line enables OEM customers to efficiently collect, manage and route critical equipment data to factory applications using the new SEMI standard named Interface A. As leading chip makers increase their requirements for on-demand access to key equipment data, Cimetrix expects its new CIMPortal product family to contribute to the Company's goal of accelerating growth over the next few years. Selling, marketing and customer support expense increased 69% during the first quarter with the Company investing additional resources in its customer support capability and invested in marketing activities for the Japanese market. General and administrative costs increased slightly due to added headcount to support the Company's planned expansion. Cost of sales declined by 31% year-over-year as the Company was able to decrease its unfunded investments in OEM account development.

As a result of the increase in total costs and expenses, Cimetrix reported a net loss of $99,000, or less than one cent per basic and diluted share, in the first quarter versus net income of $20,000, or less than one cent per basic and diluted share, in the same quarter a year ago. The Company said that while it will continue to invest in growth initiatives throughout 2005, it expects to achieve full year profitability as those investments begin to generate sales later in the year.

To help fund these new growth initiatives, Cimetrix strengthened its balance sheet in the first quarter with the addition of $2.0 million in new equity capital from two strategic investors. Cash and cash equivalents increased more than three-fold to $2,720,000 in the quarter from $868,000 at year end. Current assets nearly doubled to $4,015,000 from $2,033,000. The Company's current ratio is better than 2:1. Working capital was more than $2.0 million at March 31, 2005, and total stockholders' equity increased to $1,722,000 compared to a stockholders' deficit of $198,000 at year-end.

"Cimetrix continued to make good progress in the first quarter despite the anticipated slowdown in semiconductor capital spending," said Bob Reback, president and CEO. "Our financial results were generally in line with management's internal forecasts. We continue to expect full-year revenue growth and profitability, but our quarter-to-quarter results may fluctuate as we introduce our new CIMPortal product line and invest in other growth initiatives, while riding the general capital equipment procurement cycles. Cimetrix is committed to being the leading global connectivity solution provider for our growing base of semiconductor 300 mm OEM customers, which is why we are investing in some key growth initiatives to meet the needs of leading worldwide chip makers. We believe this strategy will deliver benefits to our customers and shareholders for many years to come."

First Quarter Highlights

     o Cimetrix extended its year-over-year revenue momentum in the first quarter with an 8% increase over the same quarter a year ago.

     o After retiring a portion of its long-term debt in 2004, the Company added $2.0 million in new equity capital in the first quarter. That capital will be used to fund product and sales initiatives and for general working capital purposes.

     o Cimetrix added four new OEM customers in the first quarter. That compares with 12 new OEMs added in all of 2004. With more than 40 OEMs shipping equipment with Cimetrix software, the Company is well represented among equipment makers.

     o Cimetrix strengthened its management team and realigned two key departments to support anticipated growth. The Company now has dedicated teams both for research and development as well as professional services and customer support. This realignment is expected to yield long-term benefits by creating operational efficiencies and new sources of revenue.

     o The Company expanded on its leadership role in the semiconductor industry's Interface A standard initiative. During the first quarter, Cimetrix introduced its Interface A solution, CIMPortal, to more than 20 Japanese semiconductor equipment companies. The demonstration was well received and is a key aspect of the Company's growing efforts to penetrate the important Japanese marketplace. Interface A allows chipmakers access to more complete and useful data for applications in equipment diagnostics and advanced process control. Specifically, it enhances data and information sharing between fab equipment, factory information and control systems. Cimetrix shipped CIMPortal to three major OEM customers during the first quarter, which were in addition to the four new major OEM customers identified above.

2005 Outlook

Cimetrix expects to continue growing its revenue base while maintaining profitability in 2005 despite industry analyst expectations for a 5-10 percent decline in semiconductor capital equipment spending for the year. The Company hopes to counteract the broader industry trend by adding new customers, introducing new products and remaining focused on providing passionate customer service and support. Because Cimetrix is a relatively small company that is continuing to invest in new product and market development, quarter-to-quarter revenue and earnings results may vary but annual revenue and earnings guidance of continued growth and profitability should be attainable.

About Cimetrix Incorporated

Cimetrix (OTCBB: CMXX) designs, develops, markets and supports factory automation software for the global semiconductor and electronics industries. Cimetrix's connectivity software allows equipment manufacturers to quickly implement the SECS/GEM and Interface A standards, with over 10,000 connections shipped worldwide, and provides solutions to meet the 300mm SEMI communications standards, with OEM customer installs in all major 300mm fabs. Cimetrix's PC-based motion control software is used by leading equipment manufacturers for demanding robotic applications. Cimetrix provides total solutions for its customers with engineering services and passionate technical support. Major products include CIMConnect, CIM300, CIMPortal and CODE (Cimetrix Open Development Environment). For more information, please visit www.cimetrix.com.

Safe  Harbor  Statement
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements about the Company's prospects for future growth and profitability are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and earnings are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to market acceptance of the Company's products, the implementation of performance requirements by SEMI, an independent industry trade group, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company's products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission. Many of these factors are beyond the control of the Company. Reference is made to the Company's most recent filings on Forms 10-K and 10-Q, which detail such risk factors.


Consolidated Statement of Operations

                                                            Three Months Ended
                                                                 March 31,
                                                           2005           2004
                                                           ----           ----
Sales
   Software                                            $   779,000     $   735,000
   Services and support                                    374,000         330,000
                                                       -----------     -----------
     Total net sales                                   $ 1,153,000     $ 1,065,000
                                                        ----------      ----------
Operating Expenses
   Cost of sales                                           107,000         154,000
   General and administrative                              372,000         351,000
   Selling, marketing and customer support                 426,000         252,000
   Research and development                                310,000         213,000
                                                       -----------     -----------
     Total costs and expenses                            1,215,000         970,000
                                                       -----------     -----------
Income (loss) from operations                              (62,000)         95,000
                                                       --------------  -----------
Other income (expense)
   Interest income                                          12,000           2,000
   Interest expense                                        (49,000)        (83,000)
   Other income (expense)                                        -           6,000
                                                       -----------     -----------
     Total other expense                                   (37,000)        (75,000)
                                                       ------------    ------------
Income (loss) before income taxes                          (99,000)         20,000
Provision for income taxes                                       -               -
                                                       -----------     -----------
Net income (loss)                                      $   (99,000)    $    20,000
                                                       ============    ===========
Income (loss) per common share
   Basic                                               $         *     $         *
                                                       ===========     ===========
   Diluted                                             $         *     $         *
                                                       ===========     ===========
Weighted average shares outstanding
     Basic                                              29,292,000      27,627,000
                                                        ==========     ===========
     Diluted                                            29,292,000      27,798,000
                                                        ==========      ==========

*Less than one cent per share




Consolidated Balance Sheets

                                                                 March 31,            December 31,
                                                                   2005                   2004
                                                                   ----                   ----
                                                                (Unaudited)
Assets
Current Assets
   Cash and cash equivalents                                  $   2,720,000       $     868,000
   Marketable securities                                                  -                   -
   Accounts receivable, net                                       1,261,000           1,081,000
   Prepaid expenses and other current assets                         38,000              84,000
                                                              -------------       -------------
     Total current assets                                         4,019,000           2,033,000

Technology, net                                                     217,000             229,000
Property and equipment, net                                         149,000              82,000
Other assets                                                         30,000              14,000
                                                              -------------       -------------
     Total assets                                             $   4,415,000       $   2,358,000
                                                              =============       =============

Liabilities and Stockholders' Equity (Deficit)
Current liabilities
   Accounts payable                                           $     259,000       $     114,000
   Accrued expenses                                                 259,000             298,000
   Deferred revenue                                                 572,000             548,000
   Current portion of long-term debt                                908,000             905,000
                                                              -------------       -------------
     Total current liabilities                                    1,998,000           1,865,000
Long-term debt, net of current portion                              695,000             691,000
                                                              -------------       -------------
     Total liabilities                                            2,693,000           2,556,000
                                                              -------------       -------------
Stockholders' equity (deficit):
   Common stock, $.0001 par value, 100,000,000
     shares authorized; 30,344,317 and 27,844,317
     shares issued                                                    3,000               3,000
   Additional paid-in capital                                    30,797,000          28,778,000
   Treasury stock, at cost                                          (49,000)            (49,000)
   Accumulated deficit                                          (29,029,000)        (28,930,000)
                                                              --------------      --------------
     Total stockholders' equity (deficit)                         1,722,000            (198,000)
                                                              -------------       --------------
     Total liabilities and stockholders' deficit              $   4,415,000       $   2,358,000
                                                              =============       =============
